FORM 5		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
W	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
W	Form 3 Holdings Reported
W	Form 4 Transactions Reported
1. Name and Address of Reporting Person Hay III, Lewis	2. Issuer Name and Ticker or Trading Symbol FPL Group, Inc. (FPL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
							X	Officer (give title below)	Other (specify below)
(Last) (First) (Middle) FPL Group, Inc. 700 Universe Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year December 31, 2002			(1)
							7. Individual or Joint/Group Reporting (Check Applicable Line)
(Street) Juno Beach, FL 33408				5. If Amendment, Date of Original (Month/Year)			X	Form filed by One Reporting Person
(City) (State) (Zip)							Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
				Amount	A or D	Price
Common Stock	- -	- -	- -	- -	- -	- -	545.9383	I	By Thrift Plan Trust
Common Stock	- -	- -	- -	- -	- -	- -	5,000	I	By Hay Family Limited Partnership
Common Stock	2/11/02	- -	A (2)	11,250	A	- -
Common Stock	2/12/02	- -	F (3)	4,101	D	$53.37
Common Stock	6/16/02	- -	F (4)	1,316	D	$60.05
Common Stock	2/11/02	- -	A (5)	8,047	A	- -
Common Stock	2/11/02	- -	F (6)	3,219	D	$51.75	46,224 (7)	D

FORM 5 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year	4. Trans- action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
					A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Shares	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	1,108 (8)	D
Employee Stock Option (Right to Buy)	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	150,000 (9)	D
Employee Stock Option (Right to Buy)	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	50,000 (10)	D
Employee Stock Option (Right to Buy)	$52.64	2/11/02	_ _	A	75,000		(11)	2/11/12	Common Stock	75,000		75,000	D

Explanation of Responses:

(1)    Chairman of the Board, President and Chief Executive Officer and Director of FPL Group, Inc.; Chairman of the Board and Chief Executive Officer and Director of Florida Power & Light Company (subsidiary of Issuer).

(2)    Restricted stock grant made pursuant to the Amended and Restated Long Term Incentive Plan of the Issuer, exempt under Rule 16b-3.

(3)    Restricted stock withheld by Issuer to satisfy tax withholding obligation on vesting of restricted stock which was granted on February 12, 2001.

(4)    Restricted stock withheld by Issuer to satisfy tax withholding obligation on vesting of restricted stock which was granted on September 17, 2001.

(5)    Acquired in settlement of performance share awards (which were not derivative securities) under Amended and Restated Long Term Incentive Plan of Issuer, exempt under Rule 16b-3.

(6)    Shares of stock withheld by Issuer to satisfy tax withholding obligation on shares acquired on February 11, 2002 in settlement of performance share awards.

(7)    Receipt of 1,600 shares deferred until Mr. Hay's retirement.

(8)    Phantom shares credited to a Supplemental Matching Contribution Account for the reporting person pursuant to the FPL Group, Inc. Supplemental Executive Retirement Plan. Phantom shares represent the number of phantom shares of FPL Group, Inc. Common Stock credited to the reporting person if the phantom shares had been invested in FPL Group's company stock fund in its Thrift Plan to date. Includes cash dividends that would be payable on the phantom shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the phantom shares. This filing is not an admission that the phantom shares are derivative securities.

(9)    On February 12, 2001, the reporting person was granted an Option to purchase 150,000 shares of common stock with an exercise price of $61.72 per share. The Option (i) vests as to 75,000 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant and (ii) expires on February 12, 2011.

(10)    On September 17, 2001, the reporting person was granted an Option to purchase 50,000 shares of common stock with an exercise price of $55.35 per share. The Option (i) vests as to 16,667 shares (on a cumulative basis) on each anniversary of June 16, 2001 beginning on the first anniversary of June 16, 2001 and (ii) expires on September 17, 2011.

(11)    The Option shall vest as to 25,000 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant.

DENNIS P. COYLE	January 27, 2003

Signature of Reporting Person	Date